Exhibit 99.2

Information on the total number of voting rights and shares

June 30, 2026

REGULATED INFORMATION

Information on the total number of voting rights and shares

Mont-Saint-Guibert (Belgium), June 30, 2026, 10:30 pm CET / 4:30 pm ET – In accordance with article 15 of the Law of May 2, 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels and Nasdaq: NYXH) publishes the below information following the issuance of 146,531 new shares on June 30, 2026 following the exercise of so-called “restricted share units”.

•	Share capital: EUR 7,075,152.31
•	Total number of securities carrying voting rights: 100,072,815 (all ordinary shares)
•	Total number of voting rights (= denominator): 100,072,815 (all relating to ordinary shares)
•	Number of rights to subscribe to securities carrying voting rights not yet issued: 3,731,884 (all granted subscription rights; this number excludes 36,125 subscription rights that were issued but not yet granted)
•	Total number of convertible bonds: 225 convertible bonds with a nominal value of EUR 83,000 per bond
•	Total number of voting rights that can be obtained in case of conversion of all 225 convertible bonds at the current (revised) conversion price of EUR 1.48 per share: 12,618,243 (this number does not take into account the conversion of interest)

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Contact:

Nyxoah

John Landry, CFO

IR@nyxoah.com

Attachment

•	2026 06 30 - Press release - Number of shares (ENG)